December 15, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Amendment No. 6 to Registration Statement on Form S-4
Filed on August 11, 2023
File No: 333-267662

Dear Ms. Beech and Ms. Ransom:

On November 13, 2023, INFINT Acquisition Corporation (the “Company”), provided the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). The Company filed an electronic version of Amendment No. 6 (“Amendment No. 6”) to the Registration Statement concurrently with the Commission through its EDGAR system.

In such Amendment No. 6, the Report of the Independent Registered Public Accounting Firm for Seamless Group Inc. of MSPC Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”), was inadvertently omitted. The Company is filing the omitted Report of the Independent Registered Public Accounting Firm as Annex A hereto, as well as updated written consent of MSPC related to such report as Annex B.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck, Esq.
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation

Greenberg Traurig, LLP
www.gtlaw.com

ANNEX A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Seamless Group Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seamless Group Inc. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). Our audits also included the financial statement schedules in Schedule 1. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Schedule 1, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency and a working capital deficiency.. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as the Company’s auditor since 2022.

New York, New York

March 31, 2023, except for Notes 2(b),

2(t), 2(dd), 2(hh), 7, 13 and 20, as to

which the date is June 6, 2023 and

Note 2(gg), as to which the date

is November 10, 2023

Annex b

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4/A6 (File No. 333-267662) of Seamless Group Inc. and Subsidiaries of our report dated March 31, 2023, except for Notes 2(b), 2(t), 2(dd), 2(hh), 7, 13 and 20, as to which the date is June 6, 2023 and Note 2(gg), as to which the date is November 10, 2023 relating to the consolidated financial statements of Seamless Group Inc. and Subsidiaries as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021. We also consent to the reference to us under the heading “Experts” in this Registration Statement.

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York

December 6, 2023